FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Yiannis Pehlivanidis
(Registrant)
Date: 8th March, 2005

________________________ Yiannis Pehlivanidis Deputy Chief Executive Officer

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG’s participation in the share capital increase
of Ethniki Hellenic General Insurance SA

NATIONAL BANK OF GREECE S.A. (“NBG”), currently holder of a 76% stake in the share capital of Ethniki Hellenic General Insurance SA., has been apprised of the latter’s announcement of 3 March 2005, according to which Ethniki Insurance will seek to strengthen its equity by €130 million through a share capital increase and the issuance of new shares.

Honouring its commitment to providing investors with accurate and timely information, NBG announces its intention to participate in Ethniki’s share capital increase by a percentage corresponding to its current holding and to support Ethniki’s effort to maintain its capital adequacy at high levels following the implementation of International Accounting Standards.

Athens, 4 March 2005